UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Aspen Aerogels, Inc

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

04523Y105

(CUSIP Number)

Koch, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

Attn: Raffaele G. Fazio

(316) 828-8310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 04523Y105

Page: Page 2 of 14

1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of Wood River Capital, LLC (“Wood River”), and Koch, Inc. became the indirect ultimate parent company of both Wood River and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any shares of common stock, par value $0.00001 per share (the “Public Shares”), of Aspen Aerogels, Inc. (the “Issuer”) held by Wood River.

CUSIP: 04523Y105

Page: Page 3 of 14

1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,420,425 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,420,425 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,420,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.45% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 12,280,426 Public Shares held by Wood River and (ii) 4,139,999 Public Shares of the Issuer which may be issuable to Wood River upon conversion of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”) (inclusive of PIK interest paid through June 30, 2024) (as defined and described in Items 3 and 6 of the Schedule 13D).

(2)

Calculated using 80,301,209 Public Shares deemed outstanding as of May 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024, including (i) 76,161,210 shares of common stock of the Issuer outstanding as of May 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024 and (ii) 4,139,999 shares of common stock of the Issuer issuable upon conversion of the Notes (inclusive of PIK interest paid through June 30, 2024).

CUSIP: 04523Y105

Page: Page 4 of 14

1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,420,425 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,420,425 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,420,425 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.45% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 12,280,426 Public Shares held by Wood River and (ii) 4,139,999 Public Shares of the Issuer which may be issuable to Wood River upon conversion of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”) (inclusive of PIK interest paid through June 30, 2024) (as defined and described in Items 3 and 6 of the Schedule 13D). These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of Wood River.

(2)

Calculated using 80,301,209 Public Shares deemed outstanding as of May 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024, including (i) 76,161,210 shares of common stock of the Issuer outstanding as of May 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024 and (ii) 4,139,999 shares of common stock of the Issuer issuable upon conversion of the Notes (inclusive of PIK interest paid through June 30, 2024).

CUSIP: 04523Y105

Page: Page 5 of 14

Explanatory Note

This Amendment No. 4 to a Statement on Schedule 13D (this “Schedule 13D Amendment”) relates to the shares of common stock, par value $0.00001 per share (the “Public Shares”), of Aspen Aerogels, Inc , a Delaware corporation (the “Issuer”), and amends and restates the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on April 5, 2022, as amended by Amendment No. 1 thereto filed on May 3, 2022, as amended by Amendment No. 2 thereto filed on December 7, 2022 and as amended by Amendment No. 3 thereto filed on May 16, 2024 (as amended and restated by this Amendment, the “Schedule 13D”).

The filing of this Schedule 13D Amendment and the information contained in the Schedule 13D shall not be construed as an admission that any of SCC Holdings, LLC (“SCC”), KIM, LLC (“KIM”), Koch Investments Group, LLC (“KIG”), Koch Investments Group Holdings, LLC (“KIGH”), Koch Companies, LLC (“KCLLC”), or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Public Shares of the Issuer. The Issuer’s principal executive offices are located at 30 Forbes Road, Building B, Northborough, Massachusetts 01532. The Public Shares are listed on The New York Stock Exchange and trade under the symbol “ASPN.”

Item 2.	Identity and Background

This Schedule 13D Amendment is being filed jointly by Wood River Capital, LLC (“Wood River”), SCC, KIM, KIG, KIGH, KCLLC, Koch, Inc., and Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) (each a “Reporting Person,” and collectively, the “Reporting Persons”).

(1) Wood River is a Delaware limited liability company and a subsidiary of SCC. Wood River is principally engaged in the business of investing in other companies.

(2) SCC is a Delaware limited liability company and a subsidiary of KIM. SCC Holdings is principally engaged as a holding company for Wood River Capital.

(3) KIM is a Delaware limited liability company and a subsidiary of KIG. KIM is principally engaged as a holding company for SCC.

(4) KIG is a Delaware limited liability company and a subsidiary of KIGH. KIG is principally engaged as a holding company for KIM.

(5) KIGH is a Delaware limited liability company and a subsidiary of KCLLC. KIGH is principally engaged as a holding company for KIG.

(6) KCLLC is a Delaware limited liability company and a subsidiary of Koch, Inc. KCLLC is principally engaged as a holding company for KIGH.

(7) Koch, Inc. is a privately-held Kansas corporation that owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

(8) KII is a Kansas limited liability company that is principally engaged as a holding company of certain companies indirectly owned by Koch, Inc.

Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Wood River by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of KIGH, (iii) KIGH’s beneficial ownership of KIG, (iv) KIG’s beneficial ownership of KIM, (v) KIM’s beneficial ownership of SCC, and (vi) SCC’s beneficial ownership of Wood River.

CUSIP: 04523Y105

Page: Page 6 of 14

As a result of an internal reorganization, the filing of this Schedule 13D Amendment represents the final amendment to the Schedule 13D for KII and constitutes an exit filing for KII.

The filing of this Schedule 13D Amendment shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, Koch, Inc. or KII is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D Amendment.

The addresses of the principal office and principal business of each Reporting Person is 4111 East 37th Street North, Wichita, Kansas 67220. Set forth on Schedule A is the name and present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The business address for each of the directors, managers and executive officers listed on Schedule A, and the name and address of any corporation or other organization in which each such director’s, manager’s or executive officer’s employment is conducted, is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of, and all of the directors, managers and executive officers listed on Schedule A are citizens of, the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 29, 2021, Spring Creek Capital, LLC (“Spring Creek”) entered into a securities purchase agreement (the “June Securities Purchase Agreement”) with the Issuer. On June 30, 2021, in accordance with the June Securities Purchase Agreement, the Issuer issued and sold to Spring Creek 3,462,124 Public Shares, at a price of $21.663, for an aggregate purchase price of $75.0 million.

On February 15, 2022, Wood River entered into a note purchase agreement (the “Note Purchase Agreement”) with the Issuer relating to the issuance and sale of $100.0 million in aggregate principal amount of the Issuer’s Convertible Senior PIK Toggle Notes due 2027 (the “Notes”). The Notes were issued to Wood River on February 18, 2022 and are convertible into Public Shares at Wood River’s option at any time until the business day prior to the maturity date, based on an initial conversion rate of 28.623257 shares per $1,000 principal amount of the Notes, subject to customary anti-dilution and other adjustments.

Also on February 15, 2022, Wood River entered into a securities purchase agreement (the “February Securities Purchase Agreement”) with the Issuer. On March 25, 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR”), expired with respect to the reportable transactions contemplated by the February Securities Purchase Agreement. As a result of the expiration of the HSR waiting period and satisfaction of the other closing conditions described in the February Securities Purchase Agreement, on March 28, 2022, the Issuer issued and sold to Wood River 1,791,986 Public Shares, at a price of $27.902 per share, for an aggregate purchase price of approximately $50.0 million, pursuant to the terms of the February Securities Purchase Agreement.

On May 2, 2022, Spring Creek transferred its 3,462,124 Public Shares to Wood River. No consideration was paid by Wood River to Spring Creek in connection with such transfer.

Each of the acquisitions of the Public Shares and the Notes described above were funded with the working capital of Koch Industries.

On November 29, 2022, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Cowen and Company, LLC and Barclays Capital Inc. (each a “Representative,” and collectively the “Representatives”), as representatives of the several underwriters named in Schedule A therein (the “Underwriters”), relating to the underwritten public offering of 25,263,158 Public Shares (the “Offering”). The price to the public in the Offering was $9.50 per Public Share. In addition, under the terms of the Underwriting Agreement, the Issuer granted the Underwriters an option, exercisable for 30 days, to purchase up to 3,789,473 additional Public Shares to cover over-allotments, if any. In connection with the Offering, the Underwriters sold to Wood River 10,526,316 Public Shares at a price of $9.50 per Public Share, resulting in an aggregate purchase price of $100.0 million.

Each of the acquisitions of the Public Shares and the Notes described above were funded with the working capital of KII.

CUSIP: 04523Y105

Page: Page 7 of 14

Item 4.	Purpose of Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons have acquired the Public Shares and the Notes for investment purposes.

The Reporting Persons review their investment in the Issuer on a continuing basis, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management, and strategy as well as potential financing, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D Amendment.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D Amendment is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons (other than KII) hold 16,420,425 Public Shares, representing approximately 20.45% of the outstanding Public Shares. The percentage of the outstanding Public Shares held by the Reporting Persons is calculated using 80,301,209 Public Shares deemed outstanding as of May 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2024, including (i) 76,161,210 shares of common stock of the Issuer outstanding as of May 1, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed with the SEC on May 2, 2024 and (ii) 4,139,999 shares of common stock of the Issuer issuable upon conversion of the Notes (inclusive of PIK interest paid through June 30, 2024).

(c) – Except as set forth in this Schedule 13D Amendment, no transactions in the Public Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof are incorporated herein by reference.

CUSIP: 04523Y105

Page: Page 8 of 14

June Securities Purchase Agreement

On June 29, 2021, Spring Creek entered into the June Securities Purchase Agreement with the Issuer. On June 30, 2021, pursuant to the terms of the June Securities Purchase Agreement, the Issuer sold and issued to Spring Creek an aggregate of 3,462,124 Public Shares at a purchase price equal to $21.663 per share, for aggregate gross proceeds of $75.0 million.

The June Securities Purchase Agreement required the Issuer to prepare and file a registration statement with the SEC, within 75 days of its closing to register the resale of the Public Shares issued pursuant to the June Securities Purchase Agreement, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

The June Securities Purchase Agreement contains customary representations, registration rights, warranties and agreements by the Issuer, customary conditions to closing, indemnification obligations of the Issuer, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), termination provisions, and other obligations and rights of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The Issuer paid Nomura Greentech Capital Advisors Securities, LLC a financial advisory fee of $1,312,500 in connection with the transaction contemplated by the June Securities Purchase Agreement.

The foregoing description of the June Securities Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this report as Exhibit 99.1.

Note Purchase Agreement

On February 15, 2022, the Issuer entered into the Note Purchase Agreement with Wood River, relating to the issuance and sale $100.0 million in aggregate principal amount of the Notes. The Notes were issued and sold on February 18, 2022 (the “Note Closing Date”).

Issuance of Convertible Notes. The Notes are governed by a form of indenture (the “Indenture”) incorporated by reference into the Notes. The Notes will bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 5.50% per annum if interest is paid in cash (“Cash Interest”), or, if interest is paid in kind (through an increase in the principal amount of the outstanding Notes or through the issuance of additional Notes), at SOFR plus 6.50% per annum (“PIK Interest”). Under the terms of the investment, SOFR has a floor of 1% and a cap of 3%. The Issuer can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof. Interest on the Notes is payable semi-annually in arrears on June 30 and December 30, commencing on June 30, 2022. It is expected that the Notes will mature on February 18, 2027, subject to earlier conversion, redemption or repurchase.

The Notes are convertible at the option of the holder at any time until the business day prior to the maturity date, including in connection with a redemption by the Issuer. The Notes are convertible into Public Shares, based on an initial conversion rate of 28.623257 Public Shares per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $34.936625 per share (the “Initial Conversion Price”)), in each case subject to customary anti-dilution and other adjustments (as described in the Indenture). If the closing price per share of the Public Shares on the New York Stock Exchange is at least 130% of the Initial Conversion Price for 20 consecutive trading days, the Issuer may elect to convert the principal and accrued interest owing under the Notes, plus a make-whole amount equal to the sum of the present values of the remaining interest payments that would have otherwise been payable from the date of such conversion, redemption or repurchase, as applicable, through maturity (the “Make-Whole Amount”), into the Public Shares at the Initial Conversion Price.

The Notes will be redeemable by the Issuer at any time and from time to time in the event that the volume weighted average price of the Public Shares for the 10 trading days immediately preceding the date on which the Issuer provides the redemption notice has been at least 130% of the Initial Conversion Price then in effect, at a redemption price of 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding the redemption date, plus the Make-Whole Amount.

With certain exceptions, upon the occurrence of certain fundamental changes described in the Indenture (each, a “Fundamental Change”), the holders of the Notes may require that the Issuer repurchase all or part of the principal amount of the Notes at a purchase price of 100% of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the Fundamental Change repurchase date, plus the Make-Whole Amount.

The Indenture includes customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture also includes customary covenants for convertible notes of this type.

CUSIP: 04523Y105

Page: Page 9 of 14

The Notes are senior unsecured obligations of the Issuer and rank equal in right of payment to all senior unsecured indebtedness of the Issuer, and will rank senior in right of payment to any indebtedness that is contractually subordinated to the Notes.

Transfer and Conversion Restrictions; Registration Rights. The Note Purchase Agreement restricts Wood River’s and Koch Industries’ ability to transfer or hedge the Notes or the Public Shares, subject to certain exceptions specified in the Note Purchase Agreement. These restrictions do not apply to, among others, transfers to affiliates. The Note Purchase Agreement restricts Wood River from transferring the Notes or the shares underlying the Notes at any time to any activist investor or competitor of the Issuer.

The Note Purchase Agreement requires the Issuer to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”), within 75 days of the Note Closing Date to register the resale of the shares underlying the Notes, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

The foregoing summaries of the Indenture, the Notes and the Note Purchase Agreement do not purport to be complete and are subject to, and qualified in their entirety by the full text of the form of Indenture, which is attached to this Schedule 13D Amendment as Exhibit 99.2 and incorporated herein by reference, and the Note Purchase Agreement, which is attached to this Schedule 13D Amendment as Exhibit 99.3 and incorporated herein by reference, as applicable.

February Securities Purchase Agreement

On February 15, 2022, the Issuer also entered into the February Securities Purchase Agreement with Wood River. On March 25, 2022, the HSR waiting period expired with respect to the reportable transactions contemplated by the February Securities Purchase Agreement. As a result of the expiration of the HSR Waiting Period and satisfaction of the other closing conditions described in the February Securities Purchase Agreement, on March 28, 2022, the Issuer issued and sold to Wood River 1,791,986 Public Shares, at a price of $27.902 per share, for an aggregate purchase price of approximately $50.0 million, pursuant to the terms of the February Securities Purchase Agreement.

The February Securities Purchase Agreement requires the Issuer to prepare and file a registration statement with the SEC within 75 days of its closing to register the resale of the Public Shares issued pursuant to the February Securities Purchase Agreement, and to use commercially reasonable efforts to have such registration statement declared effective within 30 days following the filing of the registration statement if there is no review by the SEC, or within 120 days following the filing of the registration statement in the event of such a review.

The February Securities Purchase Agreement contains customary representations, registration rights, warranties and agreements by the Issuer, indemnification obligations of the Issuer, including for liabilities under the Securities Act, termination provisions, and other obligations and rights of the parties. The representations, warranties and covenants contained in the February Securities Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the February Securities Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the February Securities Purchase Agreement, a copy of which is attached to this Schedule 13D Amendment as Exhibit 99.4 and incorporated herein by reference.

Amendment No. 1 to Convertible Notes

On November 28, 2022, the Issuer and Wood River entered into Amendment No. 1 to Convertible Senior PIK Toggle Note Due 2027 (“Amendment No. 1”) to the Convertible Senior PIK Toggle Note Due 2027, dated February 18, 2022, whereby the Initial Conversion Price was reduced by $5.00 from $34.936625 per Public Share to $29.936625 per Public Share by increasing the initial conversion rate from 28.623257 Public Shares per $1,000 principal amount of the Notes to 33.400100 Public Shares per $1,000 principal amount of the Notes. Amendment No. 1 also included a provision whereby the Notes were subordinated in favor of General Motors Holdings LLC (“GM”) pursuant to the terms of a Subordination Agreement, dated November 28, 2022, between GM, Wood River, the Issuer and certain Issuer subsidiaries named therein.

On May 2, 2024, the Issuer filed a Registration Statement on Form S-3 (Registration No. 333-279072), which was declared effective by the Securities and Exchange Commission on May 10, 2024, to register the resale of (i) the Public Shares acquired pursuant to the June Securities Purchase Agreement, (ii) the Public Shares acquired pursuant to the February Securities Purchase Agreement, (iii) the Public Shares acquired pursuant to the Underwriting Agreement and (iv) the Public Shares issuable upon conversion of the Notes.

CUSIP: 04523Y105

Page: Page 10 of 14

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1*	Securities Purchase Agreement, dated June 29, 2021, by and between the Issuer and Spring Creek (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2021).

99.2*	Form of Note (including Indenture incorporated by reference therein) (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.3*	Note Purchase Agreement, dated February 15, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.4*	Securities Purchase Agreement, dated February 15, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 17, 2022).

99.5*	Amendment to Convertible Senior PIK Toggle Notes due 2027, dated November 28, 2022 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 28, 2022).

99.6*	Amendment to Note Purchase Agreement, dated November 28, 2022, by and between the Issuer and Wood River (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on November 28, 2022).

99.7	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

*	Previously filed.

CUSIP: 04523Y105

Page: Page 11 of 14

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Companies, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, LLC

	By:	/s/ Michael F. Zundel
	Name:	Michael F. Zundel
	Title:	Assistant Secretary

CUSIP: 04523Y105

Page: Page 12 of 14

Schedule A

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Wood River Capital, LLC

Name	Position
Orr, Matthew J.	President and Manager

Fazio, Raffaele	Vice President and Secretary

Mwangi, Michael	Treasurer

Goering, Ross A.	Manager

May, David J.	Manager

Managers and Executive Officers of SCC Holdings, LLC

Name	Position
Orr, Matthew J.	President and Manager

Fazio, Raffaele	Secretary

Waggoner, Mark A.	Treasurer

Goering, Ross A.	Manager

May, David J.	Manager

Managers and Executive Officers of KIM, LLC

Name	Position
May, David J.	President

Fazio, Raffaele	Vice President and Secretary

Orr, Matthew J.	Vice President and Manager

Bushman, Randall A.	Vice President and Manager

Currier, Jeffrey T.	Vice President

Mwangi, Michael	Treasurer

May, David J.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager

Watson, Brett	Vice President

Francis, Jake	Vice President

Knight, Byron	Vice President

Russell, Timothy	Chief Financial Officer and Treasurer

Fazio, Raffaele	Secretary

Dinkel, Richard K.	Manager

Hannan, James B.	Manager

CUSIP: 04523Y105

Page: Page 13 of 14

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager

May, David J.	Vice President and Manager

Russell, Timothy	Chief Financial Officer and Treasurer

Fazio, Raffaele	Secretary

Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Robertson, David L.	Chief Executive Officer and Manager

Hannan, James B.	President and Chief Operating Officer and Manager

Razook, Bradley J.	Executive Vice President and Manager

Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Manager

Geoffroy, Raymond F. III	General Counsel and Secretary

Goering, Ross A.	Treasurer

Fazio, Raffaele G.	Assistant Secretary

Fitzsimmons, Adam	Assistant Secretary

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director

Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer

Hannan, James B.	President and Chief Operating Officer and Director

Razook, Bradley J.	Executive Vice President & Chief Executive Officer - Resources

Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director

Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director

Geoffroy, Raymond F. III	Senior Vice President - General Counsel and Secretary

Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading

Ellender, Philip G.	Vice President - Government and Public Affairs

Dotson, David C.	Vice President - Engineered Solutions

May, David J.	Vice President - Investment Management

Bushman, Randall A.	Vice President - Pension and Investments

Chennault-Reid, Cara	Vice President - Human Resources

Corrigan, Sheryl	Vice President - Environmental, Health and Safety

Palmer, Kristi	Controller

Cooley, Jenny	Assistant Secretary

CUSIP: 04523Y105

Page: Page 14 of 14

Fazio, Raffaele G.	Assistant Secretary

Fitzsimmons, Adam	Assistant Secretary

Flesher, Gregory W.	Director

Koch, Julia F.	Director

Marshall, Elaine T.	Director

Managers and Executive Officers of Koch Industries, LLC

Name	Position
Razook, Bradley J.	Chairman and Manager

Ramsey, Jeffrey P.	President and Manager

Geoffroy, Raymond F. III	Secretary

Cooley, Jenny	Assistant Secretary

Zundel, Michael F.	Assistant Secretary